SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2006	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

BCE INC.

Safe Harbor Notice Concerning
Forward-Looking Statements

February 1, 2006

Safe Harbor Notice Concerning Forward-Looking Statements

In this document, we, us, our and BCE mean BCE Inc., its subsidiaries, joint ventures and investments in significantly influenced companies.

The presentations in the document entitled Bell Canada Enterprises Business Review 2006, dated February 1, 2006, and certain oral statements made by our senior management at BCE’s 2006 Business Review Conference to the financial community on February 1, 2006, contain forward-looking statements about BCE’s objectives, plans, strategies, financial condition, results of operations and businesses. In addition, we or others on our behalf may make other written or oral statements that are forward-looking from time to time.

A statement we make is forward looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs. They may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, plan, outlook, seek, strive, target and will.

It is important to know that:

•
forward-looking statements describe our expectations on the day that they are made. For the forward-looking statements set out in the presentations contained in the document entitled Bell Canada Enterprises Business Review 2006, or made orally at BCE’s 2006 Business Review Conference, it is February 1, 2006

•
our actual results could differ materially from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements

•
except as otherwise indicated by BCE, forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. Such statements do not, unless otherwise specified by BCE, reflect the impact of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting our business

•	we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Sections A, B and C of this document contain a description of:

•	the principal forward-looking statements made by BCE
•	the material assumptions made by BCE in making such forward-looking statements
•	the principal known risks that could cause our actual results and our assumptions and estimates to differ materially from our current expectations.

A.	FORWARD-LOOKING STATEMENTS

	A.1	2006 Guidance

This section outlines the principal elements of guidance provided by BCE for 2006.

Bell Canada	Guidance for 2006

Revenue Growth	1% to 3%

Cost Savings	$700 million to $900 million

EBITDA Margin[1]	Stable

Capital Intensity[2]	16% to 17%

BCE Inc.

EPS[3]	$1.80 to $1.90

Free Cash Flow[4]	$700 million to $900 million

A.2	Forward-Looking Statements Subsequent to 2006

[1]	EBITDA as a percentage of revenues

[2]	Capital expenditures as a percentage of revenues.

[3]	Before net investment gains/losses, or impairment or restructuring charges.

[4]
The term “free cash flow” does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We define it as cash from operating activities less capital expenditures, total dividends and other investing activities. Free cash flow is presented on a basis that is consistent from period to period. We consider free cash flow as an important indicator of the financial strength and performance of our business as it demonstrates the cash available to repay debt and reinvest in our company. Free cash flow allows us to compare our financial performance on a consistent basis. We believe that free cash flow is also used by certain investors and analysts in valuing a business and its underlying assets. The most comparable Canadian GAAP financial measure is cash from operating activities. For 2006, we expect to generate approximately $700 million to $900 million in free cash flow, excluding 2006 pension contributions funded through asset monetizations. This amount reflects expected cash from operating activities of approximately $5.5 billion to $5.7 billion less capital expenditures, total dividends and other investing activities.

This section outlines certain important forward-looking statements made by BCE concerning time periods subsequent to 2006.

BCE Inc.	Forward-Looking Statement for 2007

Net Benefit Plans Expense	Approximately $540 million (decreasing annually subsequent to 2006)

Bell Canada	Forward-Looking Statement for 2008-2009

Capital Intensity	15% to 16%

Bell Canada	Forward-Looking Statement for 2005-2007

Cumulative Cost Savings	Approximately $2 billion

B.	MATERIAL ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS

A number of assumptions were made by BCE in making forward-looking statements for 2006 and beyond. The material assumptions are outlined in this section. The reader should note that assumptions made in the preparation of forward-looking statements, although considered reasonable by BCE at the time of preparation of such forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in our forward-looking statements.

B.1	Material Assumptions Made in the Preparation of BCE's 2006 Guidance

Canadian Economic Assumptions
BCE’s 2006 guidance is based on various assumptions concerning the Canadian economy. First, it assumes Canadian GDP growth of approximately 3% for 2006, consistent with estimates by the Conference Board of Canada. It also assumes that the Bank of Canada prime rate and the Consumer Price Index as estimated by Statistics Canada will rise slightly from current levels of 5% and 2% respectively.

Market Assumptions
Our 2006 guidance also reflects various market assumptions. First, we have assumed growth in the overall Canadian telecommunications market in 2006 slightly higher than GDP growth. Second, we have assumed that the residential voice telecommunications market will continue to decrease in 2006 due to cable telephony competition, wireless substitution and other factors including e-mail and instant messaging substitution. We have also assumed that wireline competition in both the business and residential telecommunications markets will increase in 2006 mainly from cable companies. Accordingly, we estimate that decreases in our legacy services pricing will continue in 2006. Finally, we have assumed that the 2006 revenue growth rate of the Canadian wireless industry will be similar to 2005

(approximately 15.5%) and that the 2006 revenue growth rates of the Canadian video and Internet markets will be slightly lower than 2005 (approximately 5% and 13% respectively in 2005).

Financial and Operational Assumptions
BCE’s 2006 guidance is also based on various internal financial and operational assumptions. First, we have assumed for 2006 a wireless subscriber growth rate of 10% to 15%, a video subscriber growth rate of 8% to 10% and a high speed Internet subscriber growth rate of 10% to 15%. We also estimate that the number of our network access services will, in 2006, decrease by 3% to 5% with significantly higher declines in our Residential segment. We have assumed that we will achieve in 2006 total cost reductions in the range of $700 million to $900 million. We estimate that in 2006, we will incur restructuring costs, mainly in connection with workforce reductions, in the range of $100 million to $200 million. Our amortization expense for 2006 is estimated to be in the range of $3,150 million to $3,250 million. Our 2006 total net benefit plans cost is estimated at approximately $570 million (based on a discount rate in 2006 of 5.2% vs. 6.2% in 2005) and funding of our total net benefit plans in 2006 is estimated to be approximately $600 million (including $300 million expected to be funded through asset monetizations). Furthermore, we have assumed that BCE’s effective tax rate in 2006 will be approximately 30%. Bell Canada’s capital intensity in 2006 is estimated to be in the 16% to 17% range. We have assumed that EPS for 2006 will be positively impacted by the planned repurchase of common shares under BCE Inc.‘s normal course issuer bid which is expected to commence as soon as possible under applicable stock exchange rules. We have also assumed that we will complete the disposition of our remaining interest in CGI Group Inc. and that the agreement to reduce our equity interest in Bell Globemedia Inc. (Bell Globemedia) from 68.5% to 20% will be completed as announced on December 2, 2005. The expected closing of the Bell Globemedia transaction is subject to a number of approvals and closing conditions, including approval by the CRTC and the Competition Bureau, and other closing conditions that are customary in a transaction of this nature. Finally, we have assumed that we will complete the proposed creation of an income trust for regional customers.

B.2	Material Assumptions Made in the Preparation of Forward-Looking Statements Subsequent to 2006

BCE's forward-looking statements for time periods subsequent to 2006 involve longer term assumptions and estimates than forward-looking statements for 2006 and are consequently subject to greater uncertainty. Therefore, readers are especially cautioned not to place undue reliance on such long-term forward-looking statements.

The forward-looking statement concerning BCE Inc.'s expected net benefit plans expense for 2007 and subsequent years assumes an anticipated discount rate of 5.2% and an expected return on plan assets of 7.5% in 2007 and return on plan assets of 7.5% in 2006.

The 2008-2009 projected capital intensity rates assume that we can continue to reduce capital expenditures in the legacy business and complete major initiatives presently identified within current estimates of required spending.

The forward-looking statement concerning Bell Canada's expected cumulative amount of cost savings from 2005-2007 assumes that our various planned cost savings initiatives and productivity improvements will achieve their objectives.
C.	RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS

This section describes general risks that could affect all BCE group companies and specific risks that could affect BCE Inc. and certain other BCE group companies.

A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations or business of one or more BCE group companies. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.

Because no one can accurately predict whether an event that is only possible will actually happen or what its consequences may be, the actual effect of any event on our business and results could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks, and there may be other risks of which we are currently not aware.

Bell Canada is our most important subsidiary, which means our financial performance depends in large part on how well Bell Canada performs financially. The risks that could affect Bell Canada and its subsidiaries are more likely to have a significant impact on our financial condition, results of operations and business than the risks that could affect other BCE group companies.

Risks that could affect all BCE Group companies

Strategies and plans
We plan to achieve our business objectives through various strategies and plans.

In 2006, we intend to continue to implement our strategy to deliver unrivalled integrated communications to customers across Canada, with an overall objective to take a leadership position in setting the standard in IP for the industry and for our customers. Leveraging the opportunities created by IP-based communications should allow us to deliver on the guiding principles of our strategy of customer simplification, innovation and efficiency. This strategy is founded on three priorities:

•	deliver an enhanced customer experience with the objective of enabling a significantly lower cost structure at Bell Canada
•	deliver abundant bandwidth to enable all the services of the future with the reliability and security that customers require

•	create the next-generation services to drive future growth.

Our strategic direction involves significant changes in our processes, in how we approach our markets, and in how we develop and deliver products and services. This means we will need to be responsive in adapting to these changes. It also means that a shift in employee skills will be necessary.

We will need to invest capital to implement our strategies and to carry out our plans. However, the actual amounts of capital required and the returns from these investments could differ materially from our current expectations.

If we are unable to achieve our business objectives, our financial performance, including our growth prospects, could be hurt. This could have a material and negative effect on our results of operations.

Economic and market conditions
Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and prices of, our products and services. When there is a decline in economic growth and in retail and commercial activity, there tends to be a lower demand for our products and services. During these periods, customers may delay buying our products and services, or reduce purchases or discontinue using them.

Weak economic conditions may negatively affect our profitability and cash flows from operations. They could also negatively affect the financial condition and creditworthiness of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses.

Increasing competition
We face intense competition from traditional competitors, as well as from new entrants to the markets in which we operate. We compete not only with other telecommunications, media, television and satellite service providers, but also with other businesses and industries. These other businesses and industries include cable, software and Internet companies, a variety of companies that offer network services, such as providers of business information systems, systems integrators and other companies that deal with, or have access to, customers through various communications networks.

Competition affects our pricing strategies and could reduce our revenues and profitability. It could also affect our ability to retain existing customers and attract new ones. Competition puts us under constant pressure to keep our prices and service offerings competitive. This means that we need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.

We already have several domestic and foreign competitors, but the number of well resourced foreign competitors with a presence in Canada could increase in the future. In recent years, the Government of Canada has reviewed the foreign ownership restrictions that apply to telecommunications carriers and to broadcasting distribution undertakings

(BDUs). Removing or easing the limits on foreign ownership could result in foreign companies entering the Canadian market by making acquisitions or investments. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. We cannot predict what action, if any, the Government will take as a result of these reviews or assess how any change in foreign ownership restrictions may affect us because the Government continues to consider its position on these matters.

Wireline and long distance
We experience significant competition in the provision of long distance service from dial-around providers, prepaid card providers, VoIP service providers and others, and from traditional competitors such as interexchange carriers and resellers. We also face increasing cross-platform competition as customers replace traditional services with new technologies. For example, our wireline business competes with VoIP, wireless and Internet services, including chat services, instant messaging and email. We are also facing increasing competitive pressure from cable companies as a result of their now offering voice services over their networks. Since the offering of voice services by cable companies is still relatively recent, it is difficult to predict the extent and timing of any resulting loss in market share that we might suffer as well as the extent to which customers that cease using our voice services will also cease using our other services such as video and Internet access. Additional competitive pressure is also emerging from other competitors such as electrical utilities. These alternative technologies, products and services are now making significant inroads in our legacy services, which typically represent our higher margin business.

Technology substitution, and VoIP in particular, has reduced barriers to entry in the industry. This has allowed competitors with far lower investments in financial, marketing, personnel and technological resources to rapidly launch new products and services and gain market share. This trend is expected to accelerate in the future, which could materially and negatively affect our financial performance.

Contracts for long distance services to large business customers are very competitive. Customers may choose to switch to competitors that offer lower prices to gain market share and that are less concerned about the quality of service or impact on their margins.

These competitive factors suggest that our legacy wireline accesses and long distance volumes will continue to decline in the future. Continued decline will lead to reduced economies of scale in those businesses and, in turn, lower margins. Our strategy is to mitigate these declines by building the business for newer growth services but the margins on newer services will likely be less than the margins on legacy services. If the legacy services decline faster than the rate of growth of our newer services, our financial performance could be negatively and materially affected. In addition, if a large portion of the customers that cease using our voice services also cease using our other services, our financial performance could be negatively and materially affected.

Internet access
Cable companies and ISPs compete with BCE group companies in the provision of broadband and Internet access and related services. In particular, competition from cable companies has focused on increased bandwidth and discounted pricing on bundles.

In addition, regional electrical utilities may continue to develop and market services that compete directly with Bell Canada’s Internet access and broadband services. Developments in wireless broadband services may also result in increased competition in certain geographic areas. This could materially and negatively affect the financial performance of our Internet access services business.

Wireless
The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers that aggressively introduce, price and market their products and services. We also compete with wireline service providers. We expect competition to intensify as new technologies, products and services are developed.

Video
Bell ExpressVu competes directly with another DTH satellite television provider and with cable companies across Canada. These cable companies have upgraded their networks, operational systems and services, which could improve their competitiveness. This could materially and negatively affect the financial performance of Bell ExpressVu.

Improving productivity, reducing costs and containing capital intensity
We are intensifying the implementation of several productivity improvements and programs to reduce costs while containing our capital intensity. Our new cost reduction objectives represent aggressive targets when compared to our historical achievements. There will be a material and negative effect on our profitability if we do not successfully implement these cost reduction programs and productivity improvements and manage capital intensity while maintaining the quality of our service. For example, each year between 2002 and 2005, we were required to reduce the price of certain services offered by the Bell Canada companies that are subject to regulatory price caps and may be required to do so again in the future. In addition, we have reduced our prices in some business data services that are not regulated in order to remain competitive, and we may have to continue doing so in the future. The profits of the Bell Canada companies will decline if they cannot reduce their expenses at the same rate. There is no assurance that cost reduction initiatives that we may undertake will reach their objective. There would also be a material and negative effect on our profitability if market factors, such as increasing competition or regulatory actions, result in lower revenues and we cannot reduce our expenses at the same rate.

Many productivity improvements and cost reduction programs require capital expenditures to implement systems that automate or assist in our operations. There is no assurance that these investments will be effective in delivering the planned productivity improvements and cost reductions.

In addition, customer service improvement is critical to customer retention and average revenue per user growth. It might prove to be difficult to improve customer service while simultaneously significantly reducing costs. The inability to achieve either of these objectives could have a material and negative effect on our results of operations.

Anticipating technological change and investing in new technologies, products and services
We operate in markets that are experiencing constant technological change, evolving industry standards, changing client needs, frequent introductions of new products and services, and short product life cycles. The investment in new technologies, products and services and the ability to launch, on a timely basis, such technologies, products and services are critical to grow the number of our subscribers and achieve our targeted financial performance.

Our success will depend in large part on how well we can anticipate and respond to changes in industry standards and client needs, and how quickly and efficiently we can introduce new products, services and technologies, and upgrade existing ones.

We may face additional financial risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable. There is also a significant risk that current regulation could be expanded to apply to newer technologies. A regulatory change could delay our launch of new services and restrict our ability to market these services if, for example, new pricing rules or marketing or bundling restrictions are introduced or existing ones extended.

The Bell Canada companies are in the process of moving their migratable traffic on their core circuit-based infrastructure to IP technology. This should allow them to:

•	offer integrated voice, data and video services
•	offer a range of valuable network-enabled business solutions to large business customers
•	improve capital efficiency
•	improve operating efficiency, including our efficiency in introducing and supporting services.

As part of this move, the Bell Canada companies are in the process of discontinuing certain services that are based on circuit-based infrastructure. This is a necessary component of improving capital and operating efficiencies. In some cases, this could be delayed or prevented by customers or regulatory actions. If the Bell Canada companies cannot discontinue these services as planned, they will not be able to achieve the efficiencies as expected.

There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements in a reasonable time, or that they will have a market. There is also no assurance that efficiencies will increase as expected. New products or services that use new or evolving technologies could make our existing ones unmarketable or cause prices to fall.

Liquidity
Our ability to generate cash and to maintain capacity to meet our financial obligations and provide for planned growth depends on our sources of liquidity.

Our cash requirements may be affected by the risks associated with our contingencies, off-balance sheet arrangements, derivative instruments and assumptions built into our business plan.

In general, we finance our capital needs in four ways:

•	from cash generated by our operations or investments
•	by borrowing from commercial banks
•	through debt and equity offerings in the capital markets
•	by selling or otherwise disposing of assets.

Financing through equity offerings would dilute the holdings of existing equity investors. An increased level of debt financing could lower our credit ratings, increase our borrowing costs and give us less flexibility to take advantage of business opportunities.

Our ability to raise financing depends on our ability to access the capital markets and the syndicated commercial loan market. The cost of funding depends largely on market conditions, and the outlook for our business and credit ratings at the time capital is raised. If our credit ratings are downgraded, our cost of funding could significantly increase. In addition, participants in the capital and syndicated commercial loan markets have internal policies limiting their ability to invest in, or extend credit to, any single borrower or group of borrowers or to a particular industry.

BCE Inc. and some of its subsidiaries have entered into renewable credit facilities with various financial institutions. They include credit facilities supporting commercial paper programs. There is no assurance that these facilities will be renewed on favourable terms.

We need significant amounts of cash to implement our business plan. This includes cash for capital expenditures to provide our services, dividend payments and payment of our contractual obligations, including repayment of our outstanding debt.

Our plan in 2006 is to generate enough cash from our operating activities to pay for capital expenditures and dividends. We expect to pay contractual obligations maturing in 2006 from cash on hand, from cash generated from our operations or by issuing debt. If actual results are different from our business plan or if the assumptions in our business plan change, we may have to raise more funds than expected by issuing debt or equity, borrowing from banks or selling or otherwise disposing of assets.

If we cannot raise the capital we need upon acceptable terms, we may have to:

•	limit our ongoing capital expenditures
•	limit our investment in new businesses
•	try to raise additional capital by selling or otherwise disposing of assets.

Any of these possibilities could have a material and negative effect on our cash flow from operations and growth prospects.

Making acquisitions and dispositions
Our growth strategy includes making strategic acquisitions and entering into joint ventures. We also from time to time dispose of all or part of assets or all or part of certain businesses. There is no assurance that we will find suitable companies to acquire or to partner with, or that we will have the financial resources needed to complete any acquisition or to enter into any joint venture. There is also no assurance that we will be able to complete any dispositions or that we will use the funds received as a result of such dispositions for any specific anticipated purpose. There could also be difficulties in integrating the operations of acquired companies with our existing operations or in operating joint ventures. Acquisitions and dispositions may be subject to various conditions, such as regulatory and securityholders approvals, and other closing conditions, and there can be no assurance that, with respect to any specific acquisition or dispositions, all such conditions will be satisfied.

Litigation, regulatory matters and changes in laws
Pending or future litigation, regulatory initiatives or regulatory proceedings (including the increase of class action claims) could have a material and negative effect on our businesses, operating results and financial condition. Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations (including the coming into force on December 31, 2005 of amendments to the Securities Act of Ontario introducing a regime of statutory civil liability for misrepresentations in continuous disclosure and failure to timely disclose material changes, or changes in, or the adoption of, new tax laws that result in higher tax rates or new taxes) could also materially and negatively affect us.

Please see Legal Proceedings We Are Involved In, in BCE Inc.‘s Annual Infomation Form for the year ended December 31, 2004 (BCE 2004 AIF) filed by BCE Inc. with the Canadian securities commissions and with the U.S. Securities and Exchange Commission (SEC) under Form 40-F, as updated in BCE Inc.‘s 2005 First Quarter MD&A dated May 3, 2005 (BCE 2005 First Quarter MD&A), in BCE Inc.‘s 2005 Second Quarter MD&A dated August 2, 2005 (BCE 2005 Second Quarter MD&A) and in BCE Inc.‘s 2005 Third Quarter MD&A dated November 1, 2005 (BCE 2005 Third Quarter MD&A), under Recent Developments in Legal Proceedings, for a description of the principal legal proceedings involving us.

Please see Risks That Could Affect Certain BCE Group Companies - Bell Canada Companies - Changes to wireline regulation and Wireless number portability for a description of certain regulatory initiatives and proceedings affecting the Bell Canada companies.

Funding and control of subsidiaries
BCE Inc. and Bell Canada are currently funding, directly or indirectly, and may, in the future, continue to fund, the operating losses of some of their subsidiaries, but they are under no obligation to continue doing so. If BCE Inc. or Bell Canada decides to stop funding any of its subsidiaries and that subsidiary does not have other sources of funding, this would have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities. It could also have, depending on factors such as the size or strategic importance of the subsidiary, a material and negative effect on the results of operations and financial condition of BCE Inc. or Bell Canada.

In addition, BCE Inc. and Bell Canada do not have to remain the majority holder of, or maintain their current level or nature of ownership in, any subsidiary, unless they have agreed otherwise. The announcement of a decision by BCE Inc. or Bell Canada to change the nature of its investment in a subsidiary, to dispose of some or all of its interest in a subsidiary, or any other similar decision could have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities.

If BCE Inc. or Bell Canada stops funding a subsidiary, changes the nature of its investment or disposes of all or part of its interest in a subsidiary, stakeholders or creditors of the subsidiary might decide to take legal action against BCE Inc. or Bell Canada, respectively. For example, certain members of the lending syndicate of Teleglobe, a former subsidiary of BCE Inc., and other creditors of Teleglobe have launched lawsuits against BCE Inc. following its decision to stop funding Teleglobe. You will find a description of these lawsuits in the BCE 2004 AIF under Legal Proceedings We Are Involved In as updated in the BCE 2005 First Quarter MD&A, BCE 2005 Second Quarter MD&A and BCE 2005 Third Quarter MD&A under Recent Developments in Legal Proceedings. While we believe that these kinds of claims have no legal foundation, they could negatively affect the market price of BCE Inc.‘s or Bell Canada’s securities. BCE Inc. and Bell Canada could also have to devote considerable management time and resources in responding to any such claim.

Pension fund contributions
We have not had to make regular contributions to our pension funds in recent years as most of our pension plans had pension fund surpluses. However, historically low interest rates combined with new actuarial standards effective February 2005, have eroded the pension fund surpluses. This has negatively affected our net earnings and liquidity.

The funding status of our pension plans resulting from future valuations of our pension plan assets and liabilities depends on a number of factors, including:

•	actual returns on pension plan assets
•	long-term interest rates.

These factors could require us to increase future contributions to our defined benefit pension plans and therefore could have a material and negative effect on our liquidity and results of operations in 2006.

Renegotiating labour agreements
Approximately 47% of our employees are represented by unions and are covered by collective agreements. Renegotiating collective agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. Difficulties in renegotiations or other labour unrest could significantly hurt our businesses, operating results and financial condition. Bell Canada has established a program to implement a number of measures to help minimize disruptions and seek to ensure that customers continue to receive normal service during labour disruptions. There can be no assurance that a strike, if one occurs, would not disrupt service to Bell Canada’s customers. In addition, work disruptions at our service providers, including work slowdowns and work stoppages due to strikes, could significantly hurt our business, including our customer relationships and results of operations.

Events affecting our networks
Network failures could materially hurt our business, including our customer relationships and operating results. Our operations depend on how well we protect our networks, equipment, applications and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism and other events. Our operations also depend on the timely replacement and maintenance of our networks and equipment. Any of these events could cause our operations to be shut down indefinitely.

Our networks are connected with the networks of other telecommunications carriers, and we rely on them to deliver some of our services. Any of the events mentioned in the previous paragraph, as well as strikes or other work disruptions, bankruptcies, technical difficulties or other events affecting the networks of these other carriers, could also hurt our business, including our customer relationships and operating results.

Software and system upgrades
Many aspects of the BCE group companies’ businesses including, but not limited to, the provision of telecommunication services and customer billing, depend to a large extent on various IT systems and software, which must be improved and upgraded on a regular basis and replaced from time to time. The implementation of system and software upgrades and conversions is a very complex process, which may have several adverse consequences including billing errors and delays in customer service. Any of these events could significantly hurt our customer relationships and businesses and have a material and adverse effect on our results of operations.

Income Trust for Regional Customers
The completion of the proposed transaction involving the formation of an income trust that will manage certain of Bell Canada's rural lines and the expected distribution of trust units to BCE Inc. shareholders is subject to a number of conditions including, without limitation, the receipt of an advance tax ruling and applicable securities commissions, regulatory and stock exchange approvals and possibly third party consents on satisfactory terms, the receipt of required securityholder approvals, and the arranging of satisfactory bank financing. As a result, there can be no assurance that the transaction will be completed in its current form or at all. In addition, the proposed regional trust transaction is expected to take a number of months to complete and, during such period, especially given the rapid pace of change in the industry and potential regulatory developments and/or changes in laws, or for business reasons, the proposed regional trust transaction may cease to be as favourable, and/or other transactions and opportunities that BCE or Bell Canada consider to be more attractive than the proposed regional trust transaction may emerge, in which case the proposed transaction could be modified, restructured or terminated.

Although it is intended that the proposed transaction will be completed without adverse effects on our customers or on future customers of the regional trust, there can be no assurance that the proposed transaction will not result in customer service disruptions. Customer service disruptions may have a negative adverse impact on the operations and the financial results of BCE and, in particular, of the regional trust.

Although it is intended that the regional trust will make regular monthly cash distributions to unitholders, these cash distributions are not assured and may be reduced or suspended. The ability of the trust to maintain cash distributions will be subject to certain risks associated with its business and operations, including risks relating to general economic conditions, risks from increasing competition for both local and long distance as well as Internet services, risks relating to changes in technology, industry standards and client needs, the regional trust’s ability to quickly and efficiently introduce new products, services and technologies, and upgrade existing ones in response to such changes, the impact of pending or future litigation or regulatory proceedings and the other risk factors referred to herein applicable to BCE companies. The value of the regional trust units could decline substantially in the future if the trust is unable to meet its cash distribution targets.

Telesat Canada (Telesat)
The proposed Telesat recapitalization and IPO is expected to take a number of months to complete. During such period, especially given the rapid pace of change in the industry and potential regulatory developments or changes in laws, or for business reasons (including, without limitation, the availability of financing on acceptable terms and the condition of the relevant capital markets), it may cease to be as favourable, and/or other transactions and opportunities that BCE considers to be more attractive than the proposed Telesat recapitalization and IPO may emerge, in which case the proposed Telesat recapitalization and IPO could be modified, restructed or temrinated.

Risks that could affect BCE Inc.

Holding company structure
BCE Inc. is a holding company. That means it does not carry on any significant operations and has no major sources of income or assets of its own, other than the interests it has in its subsidiaries, joint ventures and significantly influenced companies. BCE Inc.'s cash flow and its ability to service its debt and to pay dividends on its shares all depend on dividends or other distributions it receives from its subsidiaries, joint ventures and significantly influenced companies and, in particular, from Bell Canada. BCE Inc.'s subsidiaries, joint ventures and significantly influenced companies are separate legal entities.

Stock market volatility
The stock markets have experienced significant volatility over the past few years, which has affected the market price and trading volumes of the shares of many telecommunications companies in particular. Differences between BCE Inc.'s actual or anticipated financial results and the published expectations of financial analysts may also contribute to volatility in BCE Inc.'s common shares. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE Inc.‘s common shares or other securities, may materially and negatively affect our ability to raise capital, issue debt, retain employees, make strategic acquisitions or enter into joint ventures.

Risks that could affect certain BCE Group companies

Bell Canada companies

Changes to wireline regulation

Decisions of regulatory agencies
The business of the Bell Canada companies is affected by decisions made by various regulatory agencies, including the CRTC. For example, many of the decisions of the CRTC indicate that they try to balance requests from competitors for access to facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely. There is a risk that such decisions of the CRTC, and in particular the decisions dealing with prices at which we must provide such access, may adversely affect our business and results of operations.

Second Price Cap decision
In May 2002, the CRTC issued decisions relating to new price cap rules that govern incumbent telephone companies for the four-year period starting in June 2002. These decisions:
•	set a 3.5% productivity factor on many capped services, which has required the Bell Canada companies to reduce prices for these services

•	extended price cap regulation to more services
•	reduced the prices that incumbent telephone companies can charge competitors for services
•	set procedures for enforcing standards of service quality
•	effectively froze rates for residential basic services.

The CRTC also established the deferral account, an obligation which changes as amounts are added to the account, or the CRTC approves initiatives that serve to reduce the account. Balances remaining in the deferral accounts bear interest at the incumbent telephone companies’ short-term cost of debt each year until disposition.

The total balance in Bell Canada’s and Aliant’s deferral accounts at December 31, 2005 is estimated to be approximately $107 million. This amount represents Bell Canada’s and Aliant’s estimated annual commitments under the deferral account mechanism, calculated in terms of permanent rate reductions, from January 1, 2006 onwards. The CRTC may decide to clear the amount in the accounts by means of permanent rate reductions or other initiatives, including capital initiatives.

On March 24, 2004, the CRTC initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the accounts of the incumbent telephone companies during the first two years of the price cap period. Bell Canada and Aliant have filed proposals for the disposition of their respective deferral accounts. Bell Canada’s proposal takes into account, among other things, the draw down impact associated with Decision 2005-6 of the CRTC discussed below under Competitor Digital Network Service.

The record of this proceeding is now closed and a decision is expected in early 2006.

There is a risk that the funds in Bell Canada’s and Aliant’s deferral accounts could be used in a way that could have a negative financial effect on Bell Canada and Aliant.

On May 13, 2005, the CRTC issued a Public Notice calling for comments on a proposal to extend the current price cap regime, which is to expire on May 31, 2006, for another two years. On December 16, 2005, the CRTC issued Decision 2005-69 in which it extended the current price cap regime without changes for a period of one year, to May 31, 2007. In the decision, the CRTC also indicated that it will initiate a proceeding to review the existing price regulation regime following the release of the decision in the proceeding initiated by Forbearance from regulation of local exchange services, Public Notice 2005-2, which is expected to be issued in March 2006.

Competitor Digital Network Service
The CRTC released Decision 2005-6 on February 3, 2005, concerning CDN services. This decision determined the rates, terms and conditions for the provision of digital network services by Bell Canada and the other incumbent telephone companies to their competitors. This decision affected both Bell Canada and Aliant as providers of CDN services in their respective operating territories and as purchasers of those services elsewhere in Canada.

The CRTC determined that CDN services should include not only digital network access components but also include intra-exchange facilities, interexchange facilities in certain metropolitan areas, channelization and co-location links (expanded CDN services). However, other than for the low speed accesses and link components, the CRTC determined that these expanded CDN services should not be priced as essential facilities but will be priced to include “appropriate mark-ups” so as to encourage competitors to construct their own facilities. Furthermore, on January 6, 2006, the CRTC released Decision 2006-1 where it clarified that in order to qualify for CDN service a competitor’s circuit must terminate at a point of presence located in Canada.

There are two important financial aspects to note in this decision. First, the prices for all CDN services were applied on a going-forward basis, effective the date of the decision, and Bell Canada will be compensated for the resulting revenue losses from the deferral account. Secondly, Bell Canada will also be compensated through the deferral account for the application of reduced rates on a retroactive basis for the CDN access components that were tariffed at interim rates prior to the decision. Bell Canada has filed its estimated drawdown from the deferral account as a result of this decision. In a letter dated September 1, 2005, the CRTC postponed the due date for the filing of updated estimates until certain outstanding issues related to CDN services currently before the CRTC are resolved. The CRTC also stated that it will provide direction to the incumbent telephone companies regarding the deadline to provide the updated deferral account estimates when it releases its decision regarding the issues being examined in Public Notice 2004-1: Review and disposition of deferral accounts for the second price cap period, which is expected in early 2006.

Retail quality of service indicators
On March 24, 2005, the CRTC released Decision 2005-17 which, among other things, established the rate adjustment plan to be applied when incumbent telephone companies do not meet mandated standards of quality of service provided to their retail customers. As a result of this decision, incumbent telephone companies are subject to a penalty mechanism when they do not meet one or more service standards for their retail services. For Bell Canada, this maximum potential penalty amount equates to approximately $245 million annually, based on 2004 revenues. For the period during which this plan was interim, July 1, 2002 to December 31, 2004, Bell Canada did not have to pay any penalties. Regarding the current penalty period of January 1 to December 31, 2005, the CRTC standard for several indicators was not met on an annual average basis, as a direct result of the strike by the Communications, Energy and Paperworkers’ Union of Canada against Bell Canada’s supplier of installation and repair services, Entourage Technology Solutions. The strike commenced on March 28, 2005 and all employees were to have returned to work by August 8, 2005. Given that this situation meets the criteria stipulated by the CRTC for force majeure type exclusions to the penalty plan, Bell Canada has requested that the CRTC approve the application made by Bell Canada on December 5,

2005 for the purpose of excluding below-standard strike-related results. However, there is no assurance that the CRTC will issue a favourable decision.

For Aliant, the CRTC determined that it did not meet certain service standards during the period January 1, 2004 to December 31, 2004. Applying the rate adjustment plan would result in an estimated penalty of $3 million. Aliant has applied to the CRTC for an exclusion from having to pay a penalty due to its labour disruption last year, as allowed for in the decision. The CRTC has not yet ruled on this application. Regarding the penalty period of January 1 to December 31, 2005, the CRTC standard for two indicators was missed on an annual average basis, resulting in a possible penalty of approximately $2 million.

Decision on incumbent affiliates
On December 12, 2002, the CRTC released its decision on incumbent affiliates, which requires Bell Canada and its carrier affiliates to receive CRTC approval on contracts that bundle tariffed and non-tariffed products and services. This means that:

•	all existing contracts that bundle tariffed and non-tariffed products and services must be filed with the CRTC for approval
•	all new contracts that bundle tariffed and non-tariffed products and services must receive CRTC approval before they are carried out
•	carrier affiliates must meet the same approval requirements as Bell Canada on products and services they offer in Bell Canada’s operating territory.

On September 23, 2003, the CRTC issued a decision that requires Bell Canada and its carrier affiliates to include a detailed description of the bundled services they provide to customers when they file tariffs with the CRTC. The customer’s name will be kept confidential, but the pricing and service arrangements it has with the Bell Canada companies will be available on the public record.

This decision increased the regulatory burden for Bell Canada and its carrier affiliates at both the wholesale and retail levels. It could also cause some of their large customers to choose another preferred supplier, which could have a material and negative effect on their results of operations. Following the dismissal of its appeal by the Federal Court of Canada, Bell Canada has submitted tariffs for CRTC approval for those contracts with bundles that have not yet expired in order to provide more detailed descriptions of the bundled services.

Application seeking consistent regulation and regulatory framework for VoIP
On November 6, 2003, Bell Canada filed an application requesting that the CRTC start a public hearing to review how similar services offered by cable companies and telephone companies are regulated. This would allow consistent rules to be developed that recognize and support the growing competition between these sectors. Bell Canada also requested that this proceeding address any rules that might be needed to govern VoIP services provided by cable companies and others.

After conducting a public proceeding relating to VoIP, on May 12, 2005, the CRTC released Decision 2005-28 which determined the way the CRTC will regulate VoIP services. The CRTC determined that VoIP services (other than peer-to-peer services, defined in the decision as Internet Protocol communications services between two computers) provided by Bell Canada and other incumbent telephone companies will be regulated in the same way as traditional telephone services. As a result of this decision, VoIP services that use telephone numbers that conform to the North American Numbering Plan, and that provide universal access to and/or from the Public Switched Telephone Network will, for incumbent telephone companies, be treated as regulated local exchange services. Accordingly, tariffs have to be filed by incumbent telephone companies, but not by their competitors, when they provide customers with local VoIP services using a telephone number associated with that incumbent telephone company’s territory. In addition, the winback rules will apply, which means that incumbent telephone companies cannot attempt to directly contact a former residential local service customer for a period of 12 months from the time the customer takes a traditional local telephone service or VoIP service from a competitor. Other restrictions on promotions and bundling which apply to traditional local wireline services also apply to VoIP. These regulatory requirements could reduce Bell Canada’s and Aliant’s flexibility to compete with both traditional and new competitors, and thus could adversely affect our business and results of operations.

Also as a result of Decision 2005-28, incumbent telephone companies as well as competitive local exchange carriers will have to fulfill, in relation to VoIP services, other requirements that apply to traditional telephone services, such as local number portability, allowing customers to use any long distance provider of their choice, listing telephone numbers in the directory associated with the local telephone number chosen by the customer, offering services for the hearing impaired, and privacy safeguards. These regulatory requirements could increase operational costs and reduce Bell Canada’s and Aliant’s flexibility to compete with resellers, and thus could adversely affect our business and results of operations.

In 2005, Bell Canada introduced three retail VoIP services in Québec and Ontario. Bell Digital Voice Lite and Bell Digital Voice are offered to residential customers and Business IP Voice is offered to business customers. These services are offered pursuant to tariffs which have received interim approval from the CRTC. CRTC public processes relating to these filings were held in 2005 and decisions on final approval of the tariffs are expected in March 2006. The CRTC has, on an interim basis, permitted Bell Canada to file VoIP tariff notices for the CRTC’s approval, on a confidential basis, which provide for minimum and maximum rates associated with each proposed VoIP service plan. Once the minimum and maximum rates are approved, for all future price changes within that range, Bell Canada can issue new tariff pages on their effective date. No additional CRTC approvals are required for price changes within the ranges. The CRTC has also, on an interim basis, permitted Bell Canada to price its Bell Digital Voice service differently on a province-wide basis in Ontario and Québec. A final decision from the CRTC regarding these tariff notices could result in a different outcome, and thus could adversely affect our business and results of operations.

On July 5, 2005, the Province of Saskatchewan filed a Petition with the Governor in Council requesting that it address the inequities of Decision 2005-28 by directing the CRTC to ensure that all companies offering VoIP services in Saskatchewan are competing on a level playing field. Bell Canada together with Aliant, TELUS Communications Inc. (TELUS), Télébec, société en commandite and SaskTel Telecommunications (SaskTel) have jointly filed a Petition with the Governor in Council on July 28, 2005 to vary the Decision so as to eliminate economic regulation of VoIP services and thereby remove inequities in the regulatory framework for VoIP services applicable to the incumbent telephone companies, including the requirement to file and obtain approval of tariffs and the application of the bundling rules, promotions restrictions and winback rules.

Winback rules
On June 13, 2005, Bell Canada, together with TELUS and Sasktel, sought leave from the Federal Court of Appeal to appeal the winback rules included in Decision 2005-28 on the grounds that such winback rules constitute a violation of Bell Canada’s, and its customers’, freedom of expression, which is a freedom protected under the Canadian Charter of Rights and Freedoms (Charter). On December 7, 2005, Bell Canada and the other applicants applied to the Federal Court of Appeal for permission to adjourn, or suspend, their leave to appeal application. The reason underlying this request to adjourn is a separate, on-going Bell Canada and SaskTel application to the CRTC. In their application before the CRTC, Bell Canada and SaskTel have requested that the CRTC discontinue the winback rules on the grounds that these rules violate the Charter guarantees to freedom of expression of the incumbent telephone companies and their consumers. In another CRTC application, dated November 23, 2005, Bell Canada applied to the CRTC to stay the winback rules in Bell Canada’s traditional local territories. The records of the Bell Canada and SaskTel winback application, and Bell Canada’s stay application, are closed and decisions are pending.

Forbearance from regulation of local exchange services
On April 28, 2005, the CRTC issued a Public Notice on a framework for forbearance from the regulation of residential and business local exchange services offered by the incumbent telephone companies. The rules resulting from this Public Notice are intended to clarify the conditions under which Bell Canada and the other incumbent telephone companies will be able to seek regulatory forbearance for local exchange services. The CRTC will also address Aliant’s April 2004 application which requested forbearance from the regulation of specified residential wireline local services in 32 exchanges. The CRTC plans to issue a decision in March 2006. Bell Canada’s and the other incumbent telephone companies’ flexibility to compete could be adversely affected in the event that the CRTC, in its decision, establishes onerous conditions to be satisfied in order for the incumbent telephone companies to obtain regulatory forbearance of residential and business local exchange services.

Price floor safeguards for retail services
On April 29, 2005, the CRTC issued its decision on price floor safeguards (minimum prices for the regulated services of incumbent telephone companies) and other related issues. In this decision, the CRTC rejected most of its preliminary proposals (set out in its October 23, 2003 Public Notice on changes to minimum prices) to change the pricing and bundling rules that apply to the incumbent telephone companies and modified others. The CRTC’s preliminary proposals, if implemented, would have resulted in significantly higher price floors for services offered to residential, small and medium business and enterprise customers. The CRTC also denied an application by Rogers Communications Inc. to prohibit the incumbent telephone companies from bundling residential tariffed services with forborne services.

Although the CRTC decision rejected most of its preliminary proposals, it made minor changes to the imputation tests to be satisfied by incumbent telephone companies with respect to stand-alone services, generally offered in bundles, and term and volume contracts. In some circumstances, the changes will, in the future, result in higher price floors for new services and bundles which could negatively limit Bell Canada’s ability to compete.

Application to change bundling rates
On September 2, 2005, Bell Canada applied to the CRTC for a modification of the bundling rules applicable to customer-specific arrangements (CSAs), which are arrangements tailored to a particular customer’s needs for the purpose of customizing the offering in terms of rate structure and levels.

At present, the CRTC requires that a CSA involving both tariffed and non-tariffed services (Mixed CSAs) be filed for approval with the CRTC before it can be provided to customers. Bell Canada’s proposal would exempt a Mixed CSA from the bundling rules and associated tariff requirements, provided that the revenues from a CSA exceed the price of the tariffed components of the CSA and provided that the CSA is not part of a practice designed to circumvent tariffs. Bell Canada’s flexibility to compete may continue to be encumbered if the proposal is not approved.

Bell Canada proposals to Telecom Policy Review Panel
On April 11, 2005 the Minister of Industry announced the creation of the Telecom Policy Review Panel (Panel) to conduct a review of Canada’s telecommunications policy and regulatory framework, and make recommendations. The Government of Canada had asked the Panel to deliver a final report by the end of 2005. However, issuance of the report has been delayed and it is not clear when the report will be released to the public.

The Panel itself called for submissions on all the issues within its mandate. On August 15, 2005, Bell Canada submitted its recommendations to the Panel including a proposal for the adoption of a comprehensive “next generation” regulatory framework that relies on market forces to the maximum extent possible to ensure the telecommunications industry’s continued role as a key enabler of Canada’s overall economic performance. The proposal included detailed suggestions for significant changes to the Telecommunications Act and related statutes, and for the realignment of responsibilities for the CRTC, Industry Canada and the Competition Bureau. The proposal also recommended that the Minister of Industry issue a policy direction to the CRTC which would result in significant regulatory reform.

There can be no guarantee that the Panel will adopt any or all of Bell Canada’s proposals, and even if they were adopted, that the Minister of Industry and Parliament would implement the Panel’s recommendations. Furthermore, a number of intervenors to the Panel have opposed the regulatory reforms suggested by Bell Canada and advocated different reforms including significantly expanding the extent of wholesale regulation of Bell Canada and other incumbent telephone companies’ facilities. There is a risk that the Panel could follow those recommendations and propose that they be adopted by the Minister of Industry and Parliament. Implementation of the recommendations and proposals of opposing parties could have a material and negative effect on the Bell Canada companies.

Access to Bell Canada loops for Competitor Local Exchange Carriers’ customers served via remotes
On September 2, 2005, Rogers Telecom Inc. (Rogers) submitted an application pursuant to Part VII of the CRTC Telecommunications Rules of Procedure requesting that the CRTC direct Bell Canada to make unbundled loops, which are transmission paths between the users’ premises and the central office that are provided separately from other components, available to competitors in a timely manner in certain specified areas where Rogers is present. On October 3, 2005, Bell Canada provided its response to the Rogers’ application. In Bell Canada’s response it explained the reasons why in some areas where competitors are present and the competitors’ potential end customer is served via a Bell Canada remote, unbundled loops should not have to be provided unless Bell Canada is compensated by competitors for the costs it incurs on their behalf.

The cost to equip Bell Canada’s network in order to provide unbundled loops to competitors in locations where a potential competitor’s end customer is currently served via a Bell Canada remote could be significant should the CRTC grant Rogers’ request. It is anticipated that the CRTC will institute a further process to examine this matter prior to rendering a decision.

Wireless number portability
The Government of Canada in its 2005 Budget announced that it intended to ask the CRTC to implement wireless number portability. Number portability enables customers to retain the same phone number when changing service provider within the same local serving area. On September 16, 2005 the CRTC issued Telecom Public Notice CRTC 2005-14, Implementation of Wireless Number Portability, which dealt with a number of preliminary regulatory issues that are required to enable portability to proceed.

On December 20, 2005 the CRTC released Telecom Decision 2005-72. Among other things the decision directed Bell Mobility, Rogers Wireless and TELUS Mobility to implement wireless number portability in Alberta, British Columbia, Ontario and Quebec by March 14, 2007. This accelerated timeframe will be challenging for Bell Mobility and the rest of the wireless industry to meet. The CRTC has also indicated that it will issue a subsequent Public Notice in January 2006 to address a wide range of details associated with the implementation of wireless number portability in Canada.

Licences for broadcasting
On November 18, 2004, the CRTC issued Broadcasting Decision CRTC 2004-496, which approved Bell Canada’s applications for licences to operate terrestrial BDUs, using its wireline facilities, to serve large cities in Southern Ontario and Québec. Bell Canada was licensed under the same terms and conditions that apply to major cable operators, without any delays or other conditions that would negatively affect its ability to compete with them. The licences will be issued once Bell Canada informs the CRTC that it is ready to commence operations and will expire on August 31, 2011. Bell Canada is required to have the terrestrial BDUs operational no later than November 18, 2006, unless an extension of time is approved by the CRTC. On August 2, 2005, Bell Canada acquired certain assets and the residential cable business of Cable VDN Inc. operating in the Montréal. Bell Canada advised the CRTC that it was commencing operations in the Montréal service area under its terrestrial BDU licence and that under this licence it was continuing the cable operations of Cable VDN Inc.

Licences and changes to wireless regulation
Companies must have a spectrum licence to operate cellular, PCS and other radio-telecommunications systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act.

As a result of an Industry Canada decision, the cellular and PCS licences under which Bell Mobility, Aliant Telecom and MT&T Mobility provide service, which would have expired on March 31, 2006, will now expire in 2011. The PCS licences that were awarded in the 2001 PCS auction will expire on November 29, 2011. While we expect that they will be renewed at term, there is no assurance that this will happen. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree. Should there be a disagreement, this could have a material and negative effect on the Bell Canada companies.

In October 2001, the Minister of Industry announced plans for a national review of Industry Canada’s procedures for approving and placing wireless and radio towers in Canada, including a review of the role of municipal authorities in the approval process. Industry Canada released its report in February 2005. Among other things, the report recommends that the authority to regulate the siting of antennae and supporting structures remain exclusively with the Government of Canada. In August 2005, Industry Canada convened a meeting of the wireless carriers and broadcasters and presented a revised draft policy for comment. The wireless and broadcasting industries both have a number of concerns with the draft policy and are now working with Industry Canada to attempt to resolve these concerns. Government – industry consultative working group meetings, examining specific details of the draft policy, were convened in December 2005 and

January 2006. It is not possible to predict at this time if or when the final policy will be issued. If the final policy requires more municipal or public consultation in the approval process, there is a risk that it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on the operations of the Bell Canada companies.

Revenue from major customers
A significant amount of revenue earned by Bell Canada’s Enterprise unit comes from a small number of major customers. If we lose contracts with these major customers and cannot replace them, it could have a material and negative effect on our financial results.

Competition Bureau’s investigation concerning system access fees
On December 9, 2004, Bell Canada was notified by the Competition Bureau that the Commissioner of Competition had initiated an inquiry under the misleading advertising provisions of the Competition Act concerning Bell Mobility’s description or representation of system access fees (SAFs) and was served with a court order, under section 11 of the Competition Act, compelling Bell Mobility to produce certain records and other information that would be relevant to the Competition Bureau’s investigation. Bell Canada has complied with the court order and provided the requested information.

SAFs are charged on a monthly basis to Bell Mobility cellular subscribers to assist Bell Mobility to recover certain costs associated with its mobile communications network. These costs include maintenance costs, the installation of new equipment, retrofitting of new technologies and fees for spectrum licences. These costs also include the recovery of the contribution tax charged by the CRTC to support telephone services in rural and remote areas of Canada.

Bell Mobility may be subject to financial penalties by way of fines, administrative monetary penalties and/or demands for restitution of a portion of the SAFs charged to cellular subscribers if it is found to have contravened the misleading advertising provisions of the Competition Act.

Potential legislation restricting in-vehicle use of cellphones
Some studies suggest that using cellphones while driving may result in more motor vehicle collisions. It is possible that this could lead to new regulations or legislation banning the use of handheld cellphones while driving, as it has in Newfoundland and Labrador and in several U.S. states, or other restrictions on in-vehicle use of wireless devices. If any of these happen, cellphone use in-vehicles may decline, which may negatively affect the business of the Bell Canada companies.

Health concerns about radio frequency emissions
It has been suggested that some radio frequency emissions from cellphones may be linked to certain medical conditions. In addition, some interest groups have requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. This could lead to additional government regulation, which could have a material and negative effect on the business of the Bell Canada companies. In addition, actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing being available to the wireless communications industry. Any of these would have a negative effect on the business of the Bell Canada companies.

Bell ExpressVu

Bell ExpressVu currently uses three satellites, Nimiq 1, Nimiq 2 and Nimiq 3, for its video services. Bell ExpressVu plans to start using an additional satellite, Nimiq 4i, in the first quarter of 2006. Telesat, a wholly-owned subsidiary of BCE Inc., operates or directs the operation of these satellites.

Satellites are subject to significant risks. Any loss, failure, manufacturing defects, damage or destruction of these satellites, of Bell ExpressVu’s terrestrial broadcasting infrastructure, or of Telesat’s tracking, telemetry and control facilities that operate the satellites, could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition. Please see Risks that could affect certain BCE group companies – Telesat for more information on the risks relating to Telesat’s satellites.

Bell ExpressVu is subject to programming and carriage requirements under CRTC regulations. Changes to the regulations that govern broadcasting could negatively affect Bell ExpressVu’s competitive position or the cost of providing its services. Bell ExpressVu’s DTH satellite television distribution undertaking licence was renewed in March 2004 and expires on August 31, 2010.

Bell ExpressVu continues to face competition from unregulated U.S. DTH satellite television services that are illegally sold in Canada. In response, it is participating in legal actions that are challenging the sale of U.S. DTH satellite television equipment in Canada. While Bell ExpressVu has been successful in increasing its share of the satellite television market despite this competition, there is no assurance that it will continue to do so.

Bell ExpressVu faces a loss of revenue resulting from the theft of its services but has taken significant action to minimize such loss. Bell ExpressVu introduced a smart card swap for its authorized digital receivers beginning in 2004, that is designed to block unauthorized reception of Bell ExpressVu signals. The smart card swap was introduced in phases and was completed in July of 2005. As with any technology-based security system, it is not possible to eliminate with absolute certainty a compromise of that security system. As is the case for all other pay television providers, Bell ExpressVu has experienced, and continues to experience, ongoing efforts by persons to steal its services by way of compromise of Bell ExpressVu’s signal security systems. Bell ExpressVu has consistently taken, and continues to take, the steps necessary to combat this industry-wide issue.

On October 28, 2004, the Court of Québec ruled in R. v. D’Argy and Theriault (D’Argy Case) that the provisions in the Radiocommunication Act (Canada) making it a criminal offence to manufacture, offer for sale or sell any device used to decode an encrypted subscription signal relating to the unauthorized reception of satellite signals violate the freedom of expression rights enshrined in the Charter. On March 31, 2005, the Québec Superior Court overruled the Court of Québec’s decision in the D’Argy Case and upheld the constitutional validity of those provisions in the Radiocommunication Act (Canada). The defendants in the D’Argy Case have been granted leave to appeal the ruling of the Québec Superior Court to the Québec Court of Appeal. It remains a criminal offence throughout Canada to manufacture, offer for sale or sell any device used to engage in the unauthorized reception of satellite signals. If the ruling of the Québec Superior Court is overruled by the Québec Court of Appeal, absent Parliament enacting new provisions criminalizing the unauthorized reception of satellite signals, Bell ExpressVu may face increasing loss of revenue from the unauthorized reception of satellite signals.

Bell Globemedia

Dependence on advertising
A large part of Bell Globemedia’s revenue from its television and print businesses comes from advertising revenues. Bell Globemedia’s advertising revenues are affected by competitive pressures, including its ability to attract and retain viewers and readers. In addition, the amount advertisers spend is directly related to economic growth. An economic downturn tends to make it more difficult for Bell Globemedia to maintain or increase revenues. Advertisers have historically been sensitive to general economic cycles and, as a result, Bell Globemedia’s business, financial condition and results of operations could be materially and negatively affected by a downturn in the economy. In addition, most of Bell Globemedia’s advertising contracts are short-term contracts that the advertiser can cancel on short notice.

Increasing fragmentation in television markets
Television advertising revenue largely depends on the number of viewers and the attractiveness of programming in a given market. The viewing market has become increasingly fragmented over the past decade and this trend is expected to continue as new services and technologies increase the choices available to consumers. As a result, there is no assurance that Bell Globemedia will be able to maintain or increase its advertising revenues or its ability to reach or retain viewers with attractive programming.

Revenues from distributing television services
A significant portion of revenues from CTV’s specialty television operations comes from contractual arrangements with distributors who are mainly cable and DTH operators. Competition has increased in the specialty television market. As a result, there is no assurance that contracts with distributors will be renewed on equally favourable terms.

Increased competition for fewer print customers
Print advertising revenue largely depends on circulation and readership. The existence of a national newspaper, and commuter papers in Toronto and other major markets, has increased competition for the Globe and Mail’s print operations. In addition, total circulation and readership of Canadian newspapers have continued to decline. There is increasing pressure on print profit margins resulting from more competition in print advertising rates and higher costs of operation.

Broadcast licences and CRTC decisions
Each of CTV’s conventional and specialty services operates under licences issued by the CRTC for a fixed term of up to seven years. These licences are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC, and the conditions of each licensing or renewal decision, all of which may change. While these are expected to be renewed at the appropriate times, there can be no assurance that any or all of CTV’s licences will be renewed. Any renewals, changes or amendments to licences and any decisions by the CRTC from time to time that affect the industry as a whole or CTV in particular may have a material and negative effect on Bell Globemedia.

Telesat

Satellite risks
There is a risk that the delivery of Telesat’s satellites under construction could be delayed as a result of delays in the construction of the satellites, delays in the construction of the launch vehicle, the failure of a launch vehicle that is similar to the model which Telesat intends to use to launch a satellite, or the unavailability of a reliable launch opportunity. A delay in delivery could have an adverse effect on Telesat’s ability to provide service and could result in additional costs. Telesat seeks to mitigate the impact of such a delay through various contractual measures including late delivery charges and by planning for contingency measures as required.

There is a risk that Telesat’s satellites currently under construction, or satellites built in the future, may not be successfully launched and deployed. Once Telesat’s satellites are in orbit, there is a risk that a failure could prevent them from completing their commercial mission of providing uninterrupted service to customers. Telesat has a number of measures in place that seek to protect itself against continuity of service risk. These measures include engineering satellites with onboard redundancies, including spare equipment on the satellite, standard testing programs that provide high confidence in performance levels, or retaining and obtaining redundant capacity on either the same or another in-orbit satellite, and the purchase of insurance.

Where insurance coverage is available on commercially reasonable terms and conditions, Telesat seeks to protect itself against some of the consequences of launch and in-orbit failures by purchasing satellite insurance. However, there is no assurance that Telesat will be able to obtain or renew launch and in-orbit insurance coverage for its satellites for the full satellite value, nor is there any assurance that coverage will be obtained at a favourable premium rate.

With respect to in-orbit satellites, Nimiq 1 is insured until the second quarter of 2006 for approximately its book value. Anik F1R is insured for approximately its book value until the third quarter of 2006. Anik F2 is insured for approximately two thirds of its book value until the third quarter of 2007. In the event of a total failure of the Anik F2 satellite, the after-tax accounting loss is estimated at $105 million to $110 million.

In December 2004, Telesat ceased to insure its interest in the residual value of Nimiq 2 following the arrival in orbit of the leased satellite Nimiq 3 (formerly DirecTV3) a satellite that complements the capacity of Nimiq 1 and Nimiq 2 and which, following operational changes, could be used to provide capacity and continuity of service in the event of a failure of either Nimiq 1 or Nimiq 2. Telesat has also leased Nimiq 4i (formerly DirecTV2) to provide further capacity and continuity of service. Service on Nimiq 4i is expected to commence in the first quarter of 2006.

In August 2001, the manufacturer of the Anik F1 satellite advised Telesat of a gradual decline in power on the satellite. This power decline required Telesat to construct and launch another satellite to maintain continuity of service to its customers. Anik F1R was successfully launched in August 2005 in time to ensure that service to Anik F1‘s customers was not interrupted. Telesat had insurance in place to cover the power loss on Anik F1 and filed a claim with its insurers in December 2002. In March 2004, Telesat and its insurers reached a final settlement agreement. The settlement calls for an initial payment to Telesat in 2004 of US$136.2 million, which has already been received, and originally called for an additional payment of US$49.1 million in 2007 if the power level on Anik F1 degrades as predicted by the manufacturer. In December 2005, Telesat entered into early settlement agreements with certain insurance underwriters, and as a result received US$26.2 million. A balance of US$20.1 million is expected to be received in 2007 if the power level on Anik F1 degrades as predicted. In the event that the power level on Anik F1 is better than predicted, the amount of the payment(s) will be adjusted by applying a formula which is included in the settlement documentation and could result in either a pro-rated payment to Telesat of the additional US $20.1 million or a pro-rated repayment of up to a maximum of US$14.9 million to be made by Telesat to the insurers. Currently, power levels are continuing to degrade as predicted.

Telesat has signed contracts with EADS Astrium, SAS, a European satellite manufacturer, for construction of two additional satellites, the Anik F3 satellite and the Nimiq 4 satellite. Anik F3 is expected to be available for service in the third quarter of 2006. Telesat has recently placed launch and in-orbit insurance coverage for approximately the book value of Anik F3. As the construction contract for Nimiq 4 was recently signed and the satellite is not to be launched until 2008, Telesat has not initiated discussions for the placement of insurance. There is no assurance that Telesat will be able to obtain launch and in-orbit insurance coverage for the full value of Nimiq 4, nor is there any assurance that coverage will be obtained at a favourable premium rate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Siim A. Vanaselja
Siim A. Vanaselja Chief Financial Officer
Date: February 1, 2006